Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Effective as of December 17, 2021, FirstCash Holdings, Inc. (the “Company”) completed its previously announced acquisition of American First Finance, LLC (“AFF”), pursuant to that certain Business Combination Agreement, dated as of October 27, 2021 and as amended, by and among the Company, FirstCash, Inc., Atlantis Merger Sub, Inc., a wholly owned subsidiary of the Company, AFF and the seller parties (as defined in the Agreement), including Doug Rippel, AFF’s founder and executive chairman (the “Agreement”). Pursuant to the Agreement, the Company acquired all of the outstanding equity interests of AFF (the “Acquisition”) from the seller parties in exchange for a base purchase price consisting of approximately 8.05 million shares of common stock of the Company and $406 million in cash, subject to certain adjustments including a net debt adjustment, and the right to receive a $25 million working capital payment payable at the end of 2022 and the right to receive up to an additional $300 million of consideration and $75 million of consideration, subject to the achievement by AFF of certain performance metrics and the performance of the Company’s common stock into the first quarter of 2023.

The unaudited pro forma condensed combined statement of income for the year ended December 31, 2021 combines the historical consolidated statements of income of the Company and AFF, giving effect to the Acquisition as if it had been consummated on January 1, 2021, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of income is based upon available information and certain assumptions that Company management believes are reasonable under the circumstances. The unaudited pro forma condensed combined statement of income has been developed from and should be read in conjunction with (i) the audited consolidated financial statements of the Company contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC and incorporated by reference into this registration statement, (ii) the unaudited interim consolidated financial statements of AFF for the quarter ended September 30, 2021 included as Exhibit 99.2 to this registration statement, and (iii) the audited consolidated financial statements of AFF for the fiscal year ended December 31, 2020 included as Exhibit 99.1 to this registration statement. The unaudited pro forma condensed combined statement of income is provided for illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company and AFF would have been had the Acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

The historical consolidated financial statements of AFF have been adjusted by Company management to reflect certain reclassifications to conform with current financial statement presentation. Pro forma adjustments are included only to the extent they are (i) directly attributable to the Acquisition, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the Acquisition. The pro forma adjustments may differ materially from this preliminary determination as the Company completes the analysis of the fair value of assets acquired and liabilities assumed at the date of the Acquisition.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2021

(in thousands, except per share data)

	Historical		Transaction Accounting Adjustments (2)			Other Transaction Accounting Adjustments (3)			Pro Forma Combined
	First Cash	American First Finance as presented (1)
Revenue:
Retail merchandise sales	$1,134,249	$—	$—			$—			$1,134,249
Pawn loan fees	475,782	—	—			—			475,782
Leased merchandise income	22,720	374,607	—			—			397,327
Interest and fees	9,024	212,007	(37,941)	3	(a)	—			183,090
Wholesale scrap jewelry revenue	57,190	—	—			—			57,190

Total revenue	1,698,965	586,614	(37,941)			—			2,247,638

Cost of revenue:
Cost of retail merchandise sold	663,464	—	—			—			663,464
Depreciation of leased merchandise	12,826	214,633	7,077	3	(b)	—			234,536
Provision for lease losses	5,442	88,896	16,566	3	(c)	—			110,904
Provision for loan losses	48,952	79,691	22,783	3	(d)	—			151,426
Cost of wholesale scrap jewelry sold	49,129	—	—			—			49,129

Total cost of revenue	779,813	383,220	46,426			—			1,209,459

Net revenue	919,152	203,394	(84,367)			—			1,038,179

Expenses and other income:
Operating expenses	564,832	110,738	3,543	3	(e)	—			679,113
Administrative expenses	111,259	17,709	—			—			128,968
Depreciation and amortization	45,906	3,664	54,998	3	(f)	—			104,568
Interest expense	32,386	19,100	—			11,872	4	(a)	63,358
Interest income	(696)	(4)	—			—			(700)
Merger and acquisition expenses	15,449	41,117	—			—			56,566
Loss on foreign exchange	436	—	—			—			436
Gain on revaluation of contingent acquisition consideration	(17,871)	—	—			—			(17,871)
Impairments and dispositions of certain other assets	949	—	—			—			949
PPP loan forgiveness	—	(4,716)	4,716	3	(g)	—			—

Total expenses and other income	752,650	187,608	63,257			11,872			1,015,387

Income before income taxes	166,502	15,786	(147,624)			(11,872)			22,792
Provision for income taxes	41,593	—	(30,322)	3	(h)	(2,730)	4	(b)	8,541

Net income	$124,909	$15,786	$(117,302)			$(9,142)			$14,251

Net income per share:
Basic	$3.05								$0.29	3	(i)
Diluted	$3.04								$0.29	3	(i)
Weighted average common shares outstanding:
Basic	40,975								49,021	3	(i)
Diluted	41,024								49,070	3	(i)

(1)	See Note 2 to the unaudited pro forma combined financial statements.
(2)	See Note 3 to the unaudited pro forma combined financial statements.
(3)	See Note 4 to the unaudited pro forma combined financial statements.

The accompanying notes are an integral part of the unaudited pro forma combined financial statements.

Note 1—Basis of Presentation

The unaudited pro forma condensed combined statement of income was prepared using the acquisition method of accounting for business combinations pursuant to the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), with the Company considered the acquirer of AFF for accounting purposes. The unaudited pro forma condensed combined statement of income presents the pro forma results of operations of the Company and AFF based upon the historical financial statements of the Company and AFF, after giving effect to the Acquisition and the adjustments described in these notes. The unaudited pro forma condensed combined statement of income is presented for illustrative purposes only and is not intended to reflect the financial position and results of operations which would have actually resulted had the acquisition been completed on the dates indicated. Further, the unaudited pro forma condensed combined statement of income does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the Acquisition.

Note 2—Reclassifications

The unaudited pro forma condensed combined statement of income has been adjusted to reflect certain reclassifications of AFF’s financial statements to conform to the Company’s financial statement presentation. Financial information presented in the “American First Finance as presented” column in the unaudited pro forma condensed combined statement of income has been reclassified to conform to the presentation of the Company as indicated in the table below (in thousands):

Presentation in American First Finance’s historical consolidated statements of income	Presentation in unaudited pro forma combined consolidated statements of income	Year ended December 31, 2021
Interest and fee income	Interest and fees	212,007
	Provision for loan losses	(103)
Lease income	Leased merchandise income	374,607
	Provision for lease losses	(38)
Other income	Interest income	(4)
Personnel expense	Operating expenses	34,706
	Administrative expenses	7,902
Servicing expense	Operating expenses	20,810
	Administrative expenses	101
Referral programs expense	Operating expenses	32,691
Occupancy and equipment expense	Administrative expenses	1,779
	Depreciation and amortization	3,664
Other operating expense	Provision for lease losses	891
	Operating expenses	22,531
	Administrative expenses	7,927
	Interest expense	25

Note 3—Transaction Accounting Pro Forma Adjustments (in thousands)

3(a) Represents the net amortization of the $42,061 fair value premium on non-PCD finance receivables and the $4,120 non-credit discount on PCD finance receivables as a result of recording the acquired finance receivables at fair value as a result of purchase accounting.

3(b) Represents the increase in depreciation of leased merchandise as a result of recording the acquired leased merchandise at fair value as a result of purchase accounting.

3(c) Represents the estimated increase in provision for leased merchandise to conform with the Company’s provisioning policy.

3(d) Represents the increase in provision for loan losses as a result of the adoption of a lifetime losses provisioning model in accordance with CECL. Being a private company, AFF was not required to adopt CECL until January 1, 2023.

3(e) Represents the Company’s estimate of the costs to maintain AFF’s internally developed software.

3(f) Represents (i) the reversal of depreciation expense related to AFF’s internally developed software and (ii) the estimated amortization resulting from the identified intangible assets.

3(g) Represents the elimination of a gain related to the forgiveness of a PPP loan obtained by AFF due to the non-recurring nature of this gain.

3(h) Represents (i) the change in tax structure of AFF to a taxable entity and (ii) the tax effects of the pro forma transaction accounting adjustments described in the notes to the unaudited pro forma combined statements of income using the estimated statutory rate that would apply to these adjustments.

3(i) The pro forma combined basic and diluted earnings per share for the year ended December 31, 2021 are calculated as follows (in thousands, except per share data):

Year ended December 31, 2021
Weighted-average shares used in computing net earnings per share—basic	40,975
Shares of FirstCash, Inc. common stock estimated to be issued	8,046

Pro forma weighted-average shares used in computing net earnings per share—basic	49,021
Dilutive effect of securities	49

Pro forma weighted-average shares used in computing net earnings per share—dilutive	49,070

EPS—Basic	$0.29

EPS—Diluted	$0.29

Note 4—Other Transaction Accounting Pro Forma Adjustments (in thousands)

4(a) Represents the net increase in interest expense resulting from estimated interest on the new senior unsecured notes incurred to finance the acquisition of AFF and the estimated amortization of related debt issuance costs, partially offset by the elimination of historical AFF interest expense and a decrease in interest expense as a result of the partial paydown of the Company revolving unsecured credit facility. The revolving unsecured credit facility utilizes a variable rate of LIBOR plus 250 bps and a 1/8th percent change in the assumed variable interest rate would not materially change annual pro forma interest expense.

4(b) Represents the tax effects of the pro forma other transaction accounting adjustments described in the notes to the unaudited pro forma combined statements of income using the estimated statutory rate that would apply to these adjustments.